Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated April 8, 2008	Registration Statement No. 333-145845

Barclays Bank PLC

Final Pricing Term Sheet

Barclays Bank PLC American Depositary Shares

Issuer:	Barclays Bank PLC

Securities:	Dollar-denominated Non-Cumulative Callable Preference Shares, Series 5, which will be sold in the form of American Depositary Shares, Series 5, or ADSs, each ADS representing one preference share, with a nominal value of $0.25 per preference share.

Legal Format:	SEC Registered (File No. 333-145845)

Aggregate Amount:	$2,500,000,000

Expected Ratings:	Moody’s: Aa3; S&P: A+; Fitch: AA.

Number of Shares:	100,000,000

Number of ADSs:	100,000,000

Maturity:	Perpetual

Subscription Price:	$25 per preference share

Dividend Rate:	8.125% per year on the amount of $25 per preference share

Day Count Convention:	30/360

Issue Price:	100% or $25 per ADS

Underwriting Compensation:	3.15%, save for sales to certain institutions in respect of which the underwriting compensation will be 2.00%

Net Proceeds to the Issuer (before expenses):	$2,428,173,000 (assuming an underwriting compensation of 3.15% on all sales to retail, 2.00% on all sales to institutions)

Settlement Date (T+3):	April 11, 2008

Dividend Payment Dates:	March 15, June 15, September 15, and December 15, commencing June 15, 2008

Redemption Provisions:

The Issuer may redeem some or all of the preference shares on June 15, 2013, and on any dividend payment date thereafter at a redemption price of $25 per preference share plus accrued but unpaid dividends (if any) for the then-current dividend period.

In addition, if at any time the preference shares are no longer eligible to qualify as Tier 1 Capital (as such term is defined in the FSA’s “General Prudential Sourcebook” or any successor publication replacing such sourcebook) then the Issuer may redeem all, but not some only, of the preference shares at a redemption price of $25 per preference share plus accrued but unpaid dividends (if any) for the then-current dividend period.

Voting Rights:	None

Overallotment Option:	Yes (to be exercised on or prior to April 22, 2008), 15,000,000 ADSs ($375,000,000)

QDI Eligibility:	As discussed in more detail in the prospectus supplement under “Tax Considerations — United States Taxation — Taxation of Dividends” and subject to applicable limitations that may vary depending on a holder’s particular circumstances (such as the satisfaction of certain holding period requirements described in the prospectus supplement), dividends paid by Barclays Bank PLC with respect to the preference shares to noncorporate U.S. holders will be qualified dividend income.

CUSIP (ADS): ISIN (ADS):	06739H362 US06739H3628

Listing:	Application will be made to list the ADSs on the New York Stock Exchange

Joint Bookrunners:	Barclays Capital Securities Limited Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wachovia Capital Markets, LLC

Sr. Co-Manager:	Morgan Stanley & Co. Incorporated

Co-Managers:	Banc of America Securities LLC RBC Capital Markets Corporation

Jr. Co-Managers:	Deutsche Bank Securities Inc. SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC

This communication includes disclosure about the expected ratings for the issuer’s preference shares. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Markets at toll-free 1-888-227-2275 (extension 2663) or Citi at toll-free 1-877-858-5407.

This information is only being distributed to and is only directed in the United Kingdom at (i) persons who have professional experience in matters relating to investments falling within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (ii) high net worth entities falling within Article 49(2) of the Order and (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as “relevant persons”). The securities to which this information relates are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this information or any of its contents.

In addition, if and to the extent that this information is communicated in, or the offer of securities to which it relates is made in, any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the “Prospectus Directive”), this information and the offering of any securities described herein are only addressed to and directed at persons in that member state who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state.